Exhibit 7.1

Abbey National Treasury Services plc

Computation of Ratio of Earnings to Fixed Charges

	Six months ended 30 June
	2015 £m	2014 £m
Profit before tax	233	64

Fixed charges: interest expense (B) (1)(2)	578	1,234

Earnings before taxes and fixed charges (A)	811	1,298

Ratio of earnings to fixed charges (A/B)	140	105

Notes:

(1)	Abbey National Treasury Services plc has no retail deposits
(2)	Includes the amortisation of discounts and premiums on debt securities in issue.